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August 16, 2024

U.S. Securities and Exchange Commission

Judiciary Plaza

100 F Street, NE

Washington, D.C. 20549

Attention:	Ms. Ellie Quarles, Senior Counsel, Division of Investment Management Mr. Matthew Williams, Branch Chief, Division of Investment Management

Re:	Axxes Opportunistic Credit Fund (File Nos. 333-278000 and 811-23949)

Dear Ms. Quarles and Mr. Williams:

On behalf of our client, Axxes Opportunistic Credit Fund (the “Fund”), set forth below are the responses of the Fund to the comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC” or “Commission”) on June 18, 2024 in connection with the Pre-Effective Amendment to the Registration Statement on Form N-2 (the “Registration Statement”) under the Securities Act of 1933, as amended (the “1933 Act”), and the Investment Company Act of 1940, as amended (the “1940 Act”) filed with the SEC on May 17, 2024. Below, we provide your comments and the Fund's responses. To the extent edits to the Registration Statement are necessary to respond to the comments, they will be reflected in a pre-effective amendment to the Registration Statement. (the “Pre-Effective Amendment No. 2”). Capitalized terms used but not defined herein have the meanings ascribed to them in the Registration Statement, unless otherwise indicated.

STATEMENT OF ADDITIONAL INFORMATION

Comment 1.	The Fund removed disclosure in the Statement of Additional Information regarding the replacement of trustees. Please advise why the Fund has removed such disclosure and whether it intends to provide updated disclosure with regard to replacement of trustees.

Response 1. The referenced disclosure was removed from the Registration Statement as it does not accurately reflect the Fund's bylaws. The disclosure will not be updated with regard to replacement of trustees as the current discussion of the nominating committee is complete as written.

Ellie Quarles

Matthew Williams

August 16, 2024

* * *

If you would like to discuss the above response in further detail or if you have any questions, please feel free to contact me at (212) 878-3495 or Vadim Avdeychik at (212) 878-3055. Thank you.

Best Regards,

/s/ Emily Picard

Emily Picard

Clifford Chance US LLP

cc:	Axxes Opportunistic Credit Adrain Bryant

Clifford Chance US LLP

Vadim Avdeychik
Dennis Morrisroe